

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 21, 2017

<u>Via E-mail</u>
Mark A. Mascia
President & Chief Executive Officer
Property Income Trust LLC
2407 Columbia Pike, Suite 200
Arlington, VA 22204

  Re: Property Income Trust LLC
     Amendment No. 1 to
     Offering Statement on Form 1-A
     Filed November 9, 2017
     File No. 024-10731

Dear Mr. Mascia:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2017 letter.

<u>Part II</u>

<u>Our Management Team, page 85</u>

<u>Security Ownership of Management and Certain Securityholders, page 86</u>

1. We note your ownership of management shares owned entirely by your Manager. Please tell us whether these shares have been issued, how you have depicted these shares as Members' equity (deficit) within your financial statements, and whether such shares are allocated income from operations.

<u>Unaudited Financial Statements as of September 30, 2017…, page F-23</u>

2. Please amend to provide the required comparative period financial information. Refer to Part F/S(c)(1) and (b)(4) of Form 1-A.

       You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3401 with any other questions.

                    Sincerely,

                    /s/ Jennifer Gowetski

                    Jennifer Gowetski
                    Senior Counsel
                    Office of Real Estate and
                    Commodities

cc: Markley S. Roderick, Esq.
         Flaster Greenberg PC